Exhibit 12

RAYTHEON COMPANY

Statement Regarding Computation of

Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

(dollar amounts in millions except for ratios)

(excludes RE&C, AIS and RAC for all periods

except for interest, which includes RE&C and AIS)

	2002	2003	2004	2005	2006
Income from continuing operations before taxes per statements of income	$752	$498	$374	$818	$1,107

Add:
Fixed charges	658	625	501	399	368
Amortization of capitalized interest	2	2	1	1	0

Less:
Capitalized interest	—	—	—	—	—
Income as adjusted	$1,412	$1,125	$876	$1,218	$1,475
Fixed charges:
Portion of rents representative of interest factor	$82	$88	$83	$87	$95
Interest on indebtedness	576	537	418	312	273
Capitalized interest	—	—	—	—	—
Fixed charges	658	625	501	399	368
Equity security unit distributions	15	15	5	—	—
Combined fixed charges and preferred stock dividends	$673	$640	$506	$399	$368
Ratio of earnings to combined fixed charges and preferred stock dividends	2.1	1.8	1.7	3.1	4.0